SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                        American Coin Merchandising, Inc.
                                 (Name of Issuer)

                          Common Stock, par value $.01
                          (Title of Class of Securities)

                                    02516B108
                                  (Cusip Number)

                            Newcastle Partners, L.P.
                           4514 Cole Avenue, Suite 600
                              Dallas, Texas  75205
                                  (214)559-7145
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 16, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 374,000, which constitutes approximately 5.8% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 6,496,623 shares outstanding.

1.        Name of Reporting Person:

          Newcastle Partners, L.P.

2.        Check the Appropriate Box if a Member of a Group:
                                                             (a) /   /

                                                             (b) /   /
3.        SEC Use Only

4.        Source of Funds: WC (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                 /   /
6.        Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 374,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 374,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          374,000

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 5.8%

14.       Type of Reporting Person: PN
----------------
(1)  Power is exercised through its general partner, Mark E. Schwarz.

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, par value $.01 per share (the "Stock") of American Coin Merchandising, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 5660 Central Avenue, Boulder, Colorado 80301.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Newcastle Partners, L.P., a Texas limited partnership ("Newcastle" or the "Reporting Person"). Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following person (the "Controlling Person"): Mark E. Schwarz ("Schwarz").
The Reporting Person and the Controlling Person are sometimes hereinafter collectively referred to as the "Item 2 Persons."

          (b)-(c)

          Newcastle is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of Newcastle, which also serves as its principal office, is 4514 Cole Avenue, Suite 600, Dallas, Texas 75205.

          Schwarz is the general partner and controlling person of Newcastle. The principal occupation of Schwarz is financial management. The principal business address of Schwarz, which also serves as his principal office, is 4514 Cole Avenue, Suite 600, Dallas, Texas 75205.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source and amount of the funds used or to be used by the Reporting Person to purchase the shares is set forth below.

               SOURCE OF FUNDS          AMOUNT OF FUNDS

               Working Capital (1)      $   731,256.75

          (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

ITEM 4.   PURPOSE OF TRANSACTION.

           The Reporting Person acquired and continues to hold the shares of the Stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may purchase additional Stock in the open market or in private transactions. Depending on these same factors, the Reporting Person may sell all or a portion of the Stock on the open market or in private transactions.

          Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)

          Reporting Person

          Newcastle

          Pursuant to Rule 13d-3(a), Newcastle is the beneficial owner of 374,000 shares of the Stock, which constitutes approximately 5.8% of the outstanding shares of the Stock.

          Controlling Person

          Schwarz

          In his capacity as the sole general partner of Newcastle, Schwarz may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 374,000 shares of the Stock, which constitutes approximately 5.8% of the outstanding shares of the Stock.

          To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

          (b)

          Reporting Person

          Newcastle

          Acting through its general partner, Newcastle has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 374,000 shares of the Stock.

          Controlling Person

          Schwarz

          In his capacity as the sole general partner of Newcastle, Schwarz has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 374,000 shares of the Stock.

          (c)

          During the last 60 days, the Reporting Person has purchased shares of the Stock in open market transactions on the NASDAQ as follows:

                        NUMBER OF       PRICE PER
          DATE           SHARES           SHARE

          08/07/00       52,300         $ 2.09
          08/09/00       50,000         $ 2.03
          08/10/00       25,000         $ 2.03
          08/11/00        5,000         $ 1.97
          08/14/00       25,000         $ 1.97
          08/15/00      160,000         $ 1.94
          08/16/00       56,700         $ 1.77

          (d)

          Not applicable.

          (e)

          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to shares of the Stock owned by the Item 2 Persons.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not Applicable.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATED:    August 28, 2000



                         NEWCASTLE PARTNERS, L.P.


                         By:  /s/ Mark E. Schwarz
                              Mark E. Schwarz, general partner